Journal Media Group, Inc.
333 West State Street
Milwaukee, Wisconsin 53203

February 4, 2015
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:    Journal Media Group, Inc. - Registration Statement on
Form S‑4 (Registration No. 333-201540)
Ladies and Gentlemen:
Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned Registrant hereby requests that the above-referenced Registration Statement be declared effective at 10:00 a.m., Eastern Time, on February 6, 2015, or as soon as practicable thereafter. For purposes of Rule 461, there is no underwriter.
In connection with the foregoing, the undersigned Registrant hereby acknowledges that:

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should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the above-referenced Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the above-referenced Registration Statement;

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the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the above-referenced Registration Statement effective, does not relieve the undersigned Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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the undersigned Registrant may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

JOURNAL MEDIA GROUP, INC.

By: /s/ William Appleton
William Appleton
Vice President